Troutman Sanders LLP 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308-2216 troutman.com

David W. Ghegan
D 404.885.3139
david.ghegan@troutman.com

August 16, 2019
BY EDGAR AND FEDEX

Matthew Derby, Staff Attorney
Maryse Mills-Apenteng, Special Counsel
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:     Liberty Tax, Inc.
Preliminary Information Statement on Schedule 14C Filed on August 1, 2019
File No. 001-35588

Dear Mr. Derby and Ms. Mills-Apenteng:

On behalf of Liberty Tax, Inc. (the “Company”), the undersigned has set forth below the response of the Company to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated August 6, 2019. For ease of reference, the text of the Staff’s comment is reproduced in italics below, with the response of the Company immediately following the comment.
Information Statement on Schedule 14C

General

1.
It appears the amendment to your Articles of Incorporation to increase the number of authorized shares is necessary for you to satisfy the post-closing conditions of your business combination transaction with Buddy’s Newco, LLC. Please revise your information statement to provide all of the information required by Items 11, 13 and 14 of Schedule 14A. Alternatively, tells us why you believe you are not required to provide some or all of this information in accordance with Item 1 of Schedule 14C and Note A of Schedule 14A.

Matthew Derby Maryse Mills-Apenteng Office of Information Technologies and Services August 16, 2019 Page 2

Response to Comment:

As described in the Company’s preliminary information statement filed on Schedule 14C on August 1, 2019 (the “Information Statement”), certain amendments (the “Charter Amendments”) to the Company’s Second Amended and Restated Charter (the “Charter”) were approved by the Company’s Board of Directors (the “Board”) upon the recommendation of a special committee of independent directors of the Board (the “Special Committee”) and subsequently adopted by written consent in lieu of a meeting by stockholders representing a majority of the voting power of the Company’s outstanding capital stock (the “Written Consent”). The Special Committee believes that the Charter Amendments provide several important corporate governance protections to the Company and its unaffiliated stockholders as the Company moves forward in light of its new strategic direction and the increased ownership of certain parties following the acquisition of Buddy’s Newco, LLC (“Buddy’s”). This new strategic direction was outlined for the Company’s stockholders in the press release that announced the acquisition of Buddy’s, pursuant to which the Board will evaluate the acquisition of or investment in other franchise-oriented or complementary businesses, including businesses that are not presently subject to franchising agreements but that have the potential to be franchised in the future.

In addition to these corporate governance protections, which include fair price protections and increased voting requirements for certain related party transactions, the Charter Amendments also include an amendment to increase the number of authorized shares of capital stock of the Company. The decision to amend the Charter to increase the number of authorized shares of capital stock was an acknowledgement by the Company, the Board, the Special Committee, and the representatives of Buddy’s during merger negotiations of this new strategic direction and the eventual need for additional authorized capital stock, as opposed to a mechanism for the Company to acquire Buddy’s. The amendment to increase the number of authorized shares of capital stock was not a pre- or post-closing condition to completion of the merger with Buddy’s (the “Merger”), as the Merger was completed with previously authorized shares of capital stock of the Company (although the authorized share increase will accommodate potential future exchanges of the Company preferred stock and New Holdco common units issued in the Merger for the Company’s common stock, par value $0.01 per share (“Common Stock”)).

To the extent that stockholders do not agree with this new strategic direction of the Company or the Merger or do not wish to remain as stockholders of the Company, then they presently have the opportunity to participate in the Company’s pending tender offer to purchase for cash any and all shares of the Company’s outstanding Common Stock at a purchase price of $12.00 per share (the “Tender Offer”). The Merger was intended to be the first step in the strategic transformation of the Company. In recognition of the anticipated shift in its strategic direction, the Company intends to change its name to Franchise Group, Inc., which is contemplated in the Charter Amendments. The Tender Offer therefore gives Company stockholders who do not wish to continue to own their shares of Common Stock in light of this shift in strategic direction the opportunity to tender some or all of their shares of Common Stock in the Tender Offer. Therefore, while the Tender Offer was also contemplated as part of the negotiations with Buddy’s, it was commenced as part of this anticipated future transformation of the Company.

Matthew Derby Maryse Mills-Apenteng Office of Information Technologies and Services August 16, 2019 Page 3

The Company respectfully believes that the information set forth in Note A of Schedule 14A does not apply to the Company’s amendment to increase its number of authorized shares of capital stock. Note A provides that when information with respect to any matter to be acted on which involves other matters with respect to which disclosures are called for by other items of Schedule 14A, then the disclosures required by such other items also shall be given. As a specific example, Note A provides that when a solicitation seeking approval of additional securities is for the purpose of acquiring another company and stockholders will not have a separate opportunity to vote on the transaction, then the solicitation will be considered to be a solicitation seeking approval of the acquisition as well. While Item 1 of Schedule 14C requires all of the information as required by Schedule 14A, Note A and Item 14 of Schedule 14A are not applicable to the Company’s situation because the Merger occurred without either (a) the need for approval from any of the Company’s stockholders (either by vote or consent); or (b) the need for additional authorized shares as a condition to complete the Merger. While the example in Note A is merely that, because the authorization of additional shares was not a condition for the completion of the Merger nor were additional shares necessary to complete the Merger, we believe this effectively demonstrates that the Charter Amendments were not undertaken in connection “with any other matter to be acted upon.” Because the Merger was completed with previously authorized capital stock, the Charter Amendments should also not be seen as “a solicitation with respect to” the Merger, as Note A suggests. Accordingly, we believe that the information required by Item 14 of Schedule 14A is not applicable.

Should stockholders receive the information required by Item 14 of Schedule 14A as part of the Information Statement, they may mistakenly believe that they may take action regarding the Merger. However, as noted above, the Merger has been completed without the need for approval from any of the Company’s stockholders. Further, stockholders have separately received much of the information required by Item 14 of Schedule 14A as part of the Offer to Purchase dated August 1, 2019 that was mailed to stockholders in connection with the Tender Offer. Should stockholders receive duplicative information in multiple documents, it may prove to be confusing to stockholders, particularly as they determine whether to tender their shares of Common Stock in connection with the Tender Offer.

Regarding Item 11 of Schedule 14A, we will add additional information as required by Item 11 to the Company’s definitive Information Statement with respect to the increase of shares of authorized preferred stock. We will also add a statement that the additional authorized shares of Common Stock will have identical rights as the shares of Common Stock currently authorized. Finally, we will add a statement that stockholders will not have preemptive rights with respect to the newly authorized shares of Common Stock.

Regarding Item 13 of Schedule 14A, Instruction 1 to Item 13 of Schedule 14A provides that the information required by Item 13 may be excluded if it is not material for the exercise of prudent judgment. Instruction 1 clearly states that “information is not deemed material when the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.” As we have noted above, we do not believe the authorization of Common Stock is being made in a merger (i.e., to complete a

Matthew Derby Maryse Mills-Apenteng Office of Information Technologies and Services August 16, 2019 Page 4

merger). Accordingly, we believe Instruction 1 allows the Company to exclude the information required by Item 13 of Schedule 14A.

* * *

In connection with this response to the Staff’s comment letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Sincerely,

/s/ David W. Ghegan
David W. Ghegan

cc:	Michael Piper, Liberty Tax, Inc.